May 10, 2010

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Newfoundland and Labrador Securities Commission

Dear Sirs/Mesdames:

Re:

MAG Silver Corp. (the “Corporation”) Short Form Prospectus dated May 10, 2010

In connection with the Corporation’s short form prospectus dated May 10, 2010, as filed on May 10, 2010, (the “Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, other than the Province of Quebec, we hereby consent to the reference to our name on the face page of the Prospectus and in the section “Legal Matters” in the Prospectus, and consent to the reference to our name and opinion under the heading “Eligibility for Investment” in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or are within our knowledge as a result of services we performed to render such opinion.

This letter is solely for the information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor should it be relied upon by any other person for any other purpose.

Yours truly,

“Blake, Cassels & Graydon LLP”

Blake, Cassels & Graydon LLP is a limited liability partnership under the laws of Ontario